SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

ALTICE USA, INC.
(Name of Subject Company (Issuer))

ALTICE USA, INC.
(ISSUER)
(Names of Filing Persons (Issuer and Offeror))

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

02156K103
(CUSIP Number of Class of Securities)

Michael J. Grau

Chief Financial Officer

Altice USA, Inc.

1 Court Square West

Long Island City, NY 11101

Tel: 516-803-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard B. Alsop, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$2,500,000,000	$272,750

(1)	Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase for up to $2.5 billion in value of Class A common stock of Altice USA, Inc. at a price not greater than $36.00 per share nor less than $32.25 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $109.10 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $272,750	Filing Party: Altice USA, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2020 as amended and supplemented by Amendment No. 1 and Amendment No. 2 filed with the SEC on December 3, 2020 and December 10, 2020, respectively (as amended, the “Schedule TO”), relating to the offer by Altice USA, Inc., a Delaware corporation (the “Company”), to purchase up to $2.5 billion of its Class A common stock, $0.01 par value per share, at a price not greater than $36.00 per share nor less than $32.25 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2020, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

On December 22, 2020, the Company issued a press release announcing the preliminary results of the Offer, which expired at one (1) minute after 11:59 p.m., New York City time, on Monday, December 21, 2020. A copy of the press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated November 23, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Letter to Vested Stock Option Holders.

(a)(1)(G)*	Press Release dated November 23, 2020.

(a)(1)(H)*	Summary Advertisement dated November 23, 2020.

(a)(1)(I)*	Notice of Withdrawal.

(a)(1)(J)**	Press Release dated December 22, 2020.

(b)	Credit Agreement, dated as of October 9, 2015, by and among CSC Holdings, LLC (as successor by merger to Neptune Finco Corp.), as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and security agent, Barclays Bank plc and BNP Paribas Securities Corp., as co-syndication agents, Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and the Bank of Nova Scotia, as co-documentation agents, and J.P. Morgan Securities LLC, Barclays Bank plc, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and The Bank of Nova Scotia, as joint bookrunners and lead arrangers (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).

(d)(1)	Altice USA Short Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1/A (File No. 333-217240) filed on June 12, 2017).

(d)(2)	Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 (File No. 333-228907) filed on December 19, 2018).

(d)(3)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 3, 2018).

(d)(4)	Altice USA 2017 Long Term Incentive Plan, Form of Performance-Based Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.25 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on March 6, 2018).

(d)(5)	Amended and Restated Stockholders and Registration Rights Agreement, dated June 7, 2018, by and among Altice USA, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).

(d)(6)	Stockholders’ Agreement, dated June 7, 2018, by and among Altice USA, Inc., Next Alt S.à r.l. and A4 S.A. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).

(g)	Not Applicable.

(h)	Not Applicable.

* Filed as an exhibit to the Schedule TO.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2020

ALTICE USA, INC.

By:	/s/ Michael J. Grau
Name: Michael J. Grau Title: Chief Financial Officer